United States securities and exchange commission logo





                              September 29, 2023

       Zachary Hornby
       President and Chief Executive Officer
       Boundless Bio, Inc.
       9880 Campus Point Drive, Suite 120
       San Diego, CA 92121

                                                        Re: Boundless Bio, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
1, 2023
                                                            CIK No. 0001782303

       Dear Zachary Hornby:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 1, 2023

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure here and throughout your Prospectus stating, among other things, that your product
candidates demonstrated    potent    inhibition and showed "substantial . . .
                                                        anti-tumor activity[.]"
Please revise these and similar statements throughout your
                                                        prospectus to eliminate
conclusions or predictions that your product candidates are
                                                        effective, as
determinations of efficacy are solely within the authority of the FDA. You may provide an
objective summary of the data that you used to draw such conclusions.
   2.                                                   Please revise pages 2
and 103 to provide the basis for your belief that you    are the world   s
 Zachary Hornby
FirstName LastNameZachary  Hornby
Boundless Bio, Inc.
Comapany 29,
September NameBoundless
              2023        Bio, Inc.
September
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         leading ecDNA experts    and that Dr. Paul Mischel is    the globally
recognized leader in
         the ecDNA field.
3.       Please revise to define    synthetic lethal    the first time it is
used.
4. We note your disclosure that since your inception, you have raised "$252.1 million from leading life science investors, including [y]our 5% or greater stockholders, ARCH
         Venture Partners, Fidelity Management & Research Company LLC, RA
Capital
         Management, Leaps by Bayer, Nextech Invest, and Vertex Ventures HC, as well as other investors." Please relocate this disclosure from your prospectus summary to your
         "Principal Stockholders" section. We note in this regard that the identification of the pre-
         IPO investors in your prospectus summary may appear to suggest that potential investors in your public offering consider investments made by the pre-
         IPO investors as a factor in making an investment decision without knowing, among other
         things, the amount of each pre-IPO investor   s investment in total or
on a per share basis,
         their investment strategies or whether those investors will continue to hold their shares in the future, as some of the pre-IPO investors may not be subject to the reporting requirements of Section 16 of the Exchange Act, and investors in your public offering will not necessarily know when some of the pre-IPO investors decide to sell any of their shares.
Our Pipeline and Platform, page 2

5. Please revise your pipeline tables on pages 2, 103 and 121 to make the following changes:
             Remove your BBI-098 program as it appears your disclosure on page 135 indicates you are not currently developing this product candidate or, alternatively, please advise;
             revise the presentation of your ecDNA diagnostic row so it does not appear to indicate the completion of phase 3 clinical trials; and clarify here, and elsewhere as appropriate, whether the ecDNA diagnostic is a
             medical device that will need to be approved for use by the FDA. Our Strategy, page 4

6. Please revise here to include an equally prominent discussion of the challenges and uncertainties involved in executing your business strategy. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates and Judgments Stock-Based Compensation Expense, page 98

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock
 Zachary Hornby
FirstName LastNameZachary  Hornby
Boundless Bio, Inc.
Comapany 29,
September NameBoundless
              2023        Bio, Inc.
September
Page 3    29, 2023 Page 3
FirstName LastName
         compensation. Please discuss with the staff how to submit your response.
Business
Our Strategy, page 104

8.       Please revise pages 105 and 144 to disclose the significance of the
FDA   s determination
         that your ecDNA diagnostic is a non-significant risk device. Please clarify whether your companion diagnostic will require FDA medical device approval as you appear to suggest on page 27.
Our Lead ecDTx: BBI-355 CHK1 Inhibitor, page 122

9. We note your disclosure that your lead product, BBI-355, is being studied in the Phase 1/2
         POTENTIATE clinical trial in patients with oncogene amplified cancers. Please revise your disclosure here and on page 132 to specify the cancer indications being evaluated in this clinical trial.
BBI-355 Clinical Development Plan, page 132

10. Please revise to disclose how many patients are currently enrolled in the POTENTIATE clinical trial.
11. We note your disclosure on page 133 stating that, depending on clinical trial results, you would seek to engage with the FDA and other global regulatory bodies to discuss potential registrational paths." Please revise your disclosure to note that even if "any cohort of the trial demonstrate[s] compelling signs of clinical anti-tumor activity" and
         "acceptable safety and tolerability" is demonstrated in this trial, the FDA and other similar regulatory agencies may require further clinical trials to be completed prior to having discussions with you about "potential registrational paths" regarding your product candidate.
12. We note your disclosure on page 133 that you have entered into clinical trial collaboration and supply agreements with each of Eli Lily and Taiho Oncology. Please revise your disclosure to describe the material terms of those agreements including, but not limited to, the term and termination provisions as well as any milestone or royalty payment provisions.
Addressable Patient Populations for BBI-355, page 134

13. Please revise the graphics on pages 135 and 142 to remove any indications that you are not currently pursuing.
BBI-825 In Vitro Preclinical Data, page 137

14. Please revise your graphic on page 138 to provide the p-value or state whether the results of the BBI-825 in vitro tests are statistically significant. Likewise, revise your discussion of your third ecDTx program to indicate whether the preclinical results disclosed in the
 Zachary Hornby
Boundless Bio, Inc.
September 29, 2023
Page 4
         graphic on page 143 are statistically significant.
Our Third ecDTx Program, page 142

15. We note your disclosure on page 143 that you "preclinically validated [a] target both in vitro and in vivo across multiple ecDNA models[.]" Please revise your disclosure to clarify the meaning of the phrase "preclinically validated" in this instance.
Intellectual Property, page 145

16. Please revise your intellectual property disclosure starting on page 145 to disclose all foreign jurisdictions where you have pending patents for each program and disclose when you expect the patents associated with your Precision Medicine Program to expire.
Principal Stockholders, page 190

17. Please revise footnote 6 on page 192 to identify the natural persons comprising the investment committee established by VVM.
Description of Capital Stock
Choice of Forum, page 197

18. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please revise here and your risk factor on page 70 to
disclose whether this
         provision applies to actions arising under the Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
General

19. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
FirstName LastNameZachary Hornby
       behalf, have presented or expect to present to potential investors in reliance on Rule
Comapany
       163BNameBoundless
             of the SecuritiesBio,
                               Act,Inc.
                                     whether or not you retained, or intend to
retain, copies of those
       communications.
September  29, 2023 Page 4
FirstName LastName
 Zachary Hornby
FirstName LastNameZachary  Hornby
Boundless Bio, Inc.
Comapany 29,
September NameBoundless
              2023        Bio, Inc.
September
Page 5    29, 2023 Page 5
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Matthew Bush, Esq.